As filed with the Securities and Exchange Commission on October 23, 2018	Registration No. 333 – 221983

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

post-effective amendment no. 1 to FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES evidenced by

American depositary receipts

British american tobacco p.l.c.

(Exact name of issuer of deposited securities as specified in its charter)

n/a

(Translation of issuer’s name into English)

England and wales

(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.

(Exact name of depositary as specified in its charter)

388 Greenwich Street

New York, New York 10013

(877) 248-4237

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware, 19711

(302) 738-6680

Attention: Service of Process Department

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alyssa K. Caples Cravath, Swaine & Moore LLP CityPoint, One Ropemaker Street London EC2Y 9HR United Kingdom	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036 United States of America

It is proposed that this filing become effective under Rule 466:	☐	immediately upon filing.
	☐	on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares (“ADS(s)”), each ADS representing one (1) ordinary share of British American Tobacco p.l.c.	N/A	N/A	N/A	N/A

*	Each unit represents 100 ADSs.
**	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of ADSs.

The Registrant hereby amends this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

This Post-Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt – Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt – Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADSs”)	Face of Receipt – Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt – Paragraphs (16) and (17).

	(iii)	The collection and distribution of dividends	Reverse of Receipt – Paragraph (14).

	(iv)	The transmission of notices, reports, and proxy soliciting material	Face of Receipt – Paragraph (13); Reverse of Receipt – Paragraph (16).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (14) and (16).

	(vi)	The deposit or sale of securities resulting from dividends, splits, or plans of reorganization	Face of Receipt – Paragraphs (3) and (6); Reverse of Receipt – Paragraphs (14) and (18).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt – Paragraphs (22) and (23) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt – Paragraph (13).

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (7), (9), and (10).

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

	(x)	Limitation upon the liability of the Depositary	Face of Receipt – Paragraph (7); Reverse of Receipt – Paragraphs (19) and (20).

3.	Fees and charges which may be imposed directly or indirectly on holders of ADSs		Face of Receipt – Paragraph (10).

Item 2.		AVAILABLE INFORMATION	Face of Receipt – Paragraph (13).

British American Tobacco p.l.c. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the “Commission”). These reports can be retrieved from the Commission’s website (www.sec.gov), and can be inspected by holders of ADSs and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington D.C. 20549, and at the principal executive office of the Depositary.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt attached as Exhibit A to the Form of Second Amended and Restated Deposit Agreement filed as Exhibit (a)(i) to this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(i)	Form of Second Amended and Restated Deposit Agreement, by and among British American Tobacco p.l.c. (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder. — Filed herewith as Exhibit (a)(i).

(a)(ii)	Amendment No. 2 to the Amended and Restated Deposit Agreement, dated as of June 14, 2017, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares issued under the terms of the Amended and Restated Deposit Agreement, dated as of December 1, 2008, and as amended as of February 14, 2017. — Previously filed as exhibit (a)(i) to Registration Statement on Form F-6, Reg. No. 333-221983, filed on December 11, 2017, and incorporated herein by reference.

(a)(iii)	Amendment No. 1 to the Amended and Restated Deposit Agreement, dated as of February 14, 2017, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares issued under the terms of the Amended and Restated Deposit Agreement, dated as of December 1, 2008. — Previously filed as exhibit (a)(ii) to Registration Statement on Form F-6, Reg. No. 333-217967, filed on May 12, 2017, and incorporated herein by reference.

(a)(iv)	Amended and Restated Deposit Agreement, dated as of December 1, 2008, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder. — Previously filed as exhibit (a)(ii) to Post-Effective Amendment No. 1 to Registration Statement on Form F-6, Reg. No. 333-155563, filed on January 13, 2017, and incorporated herein by reference.

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. — None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. — Previously filed as exhibit (d) to Registration Statement on Form F-6, Reg. No. 333-221983, filed on December 11, 2017, and incorporated herein by reference.

(e)	Certificate under Rule 466. — None.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. — Set forth on the signature pages to Registration Statement on Form F-6, Reg. No. 333-221983, filed on December 11, 2017, and incorporated herein by reference.

Item 4.	UNDERTAKINGS

(a)	The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Amended and Restated Deposit Agreement, dated as of December 1, 2008, as previously amended by Amendment No. 1 to the Amended and Restated Deposit Agreement, dated as of February 14, 2017, and as previously amended by Amendment No. 2 to the Amended and Restated Deposit Agreement, dated as of June 14, 2017, and as proposed to be amended and restated by the Second Amended and Restated Deposit Agreement, by and among British American Tobacco p.l.c., Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 22nd day of October, 2018.

Legal entity created by the Amended and Restated Deposit Agreement, as amended and as proposed to be amended and restated, under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing the right to receive one (1) ordinary share of British American Tobacco p.l.c.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Leslie DeLuca
Name: Leslie DeLuca
Title: Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, British American Tobacco p.l.c. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in London, England, on October 22, 2018.

British american tobacco p.l.c.

By:	/s/ Paul McCrory
Name: Paul McCrory
Title: Company Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on October 22, 2018.

Signature	Title

*	Chairman
Name: Richard Burrows

*	Executive Director – Chief Executive
Name: Nicandro Durante	(Principal Executive Officer)

*	Executive Director – Finance Director
Name: John Benedict Stevens	(Principal Finance and Accounting Officer)

*	Non-Executive Director
Name: Kieran Poynter

*	Non-Executive Director
Name: Susan Farr

*	Non-Executive Director
Name: Dr. Marion Helmes

*	Non-Executive Director
Name: Luc Jobin

*	Non-Executive Director
Name: Savio Kwan

*	Non-Executive Director
Name: Holly Keller Koeppel

*	Non-Executive Director
Name: Dimitri Panayotopoulos

Paul McCrory, the undersigned attorney-in-fact, by signing his name hereto, does hereby sign and execute this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 on behalf of the above-indicated directors and officers of the Registrant pursuant to the power of attorney filed with the Commission.

*By:	/s/ Paul McCrory
Name: Paul McCrory
Attorney-in-fact

Authorized Representative in the U.S.

By:	/s/ Greg Lavelle
Name: Greg Lavelle
Managing Director
Puglisi & Associates

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(i)	Form of Second Amended and Restated Deposit Agreement